Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                              September 13, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9633
                Growth & Income Opportunity Portfolio, Series 6
                                 (the "Trust")
                     CIK No. 1867117 File No. 333-258647
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE DISCLOSE ANY TARGET ALLOCATIONS AND DESCRIBE WHAT IS MEANT BY "DIVERSIFIED ALLOCATION STRATEGY."

      Response: The Trust notes there are no target allocations for selecting securities for the Trust. Pursuant to the Staff's comment, the Portfolio Selection Process has been revised as follows:

      The Trust seeks to provide a diversified asset allocation strategy by investing in common stocks and ETFs that provide broad exposure to equity securities across all market sectors and various fixed-income securities. The selection process attempts to find the common stocks across all market sectors with the best prospects for income and capital appreciation by identifying those that meet our investment objectives and trade at attractive valuations. The common stocks were selected based on a proprietary methodology that considers various market factors, including company size, past and future volatility, growth potential, dividend yield and likelihood of increased dividends over time.

      The selection process attempts to provide exposure to fixed-income asset types, including convertible bonds, senior loans, variable rate bonds, investment grade bonds and treasury inflation-protected securities ("TIPS"). The ETFs were selected based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the quality and character of the securities held by the ETFs (the fixed-income portion focuses on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions; the equity portion focuses on broad-market exposure). Funds with shorter average durations and maturities are favored. All other factors being equal, the ETFs with lower expense ratios are selected.

      2. PLEASE PROVIDE ANY ADDITIONAL DETAILS AVAILABLE REGARDING HOW THE TRUST EVALUATES AND IDENTIFIES THE COMMON STOCKS. ADDITIONALLY, PLEASE BETTER EXPLAIN THE FOLLOWING SENTENCE: "THE SELECTION PROCESS ATTEMPTS TO FIND THE COMMON STOCKS ACROSS VARIOUS SECTORS WITH THE BEST PROSPECTS FOR INCOME AND CAPITAL APPRECIATION BY IDENTIFYING THOSE THAT MEET OUR INVESTMENT OBJECTIVES AND TRADE AT ATTRACTIVE VALUATIONS."

      Response:   Please refer to  the Trust's response to Comment 1  for  the revised disclosure.

      3. PLEASE SPECIFY THE "VARIOUS SECTORS" FROM WHICH THE COMMON STOCKS ARE SELECTED.

      Response: The Trust notes that all GICS sectors are represented in the Trust's portfolio. Please refer to the Trust's response to Comment 1 for the revised disclosure.

      4. THE STAFF NOTES THE ETF SELECTION CRITERIA INCLUDES A SMALL LIST OF FACTORS. PLEASE DISCLOSE ANY OTHER FACTORS THE TRUST USES TO SELECT THE ETFS.

      Response:   Please refer to  the Trust's response to Comment 1  for  the revised disclosure.

      5. PLEASE IDENTIFY THE TYPES OF FIXED-INCOME SECURITIES AND ANY CRITERIA AS TO CREDIT QUALITY, MATURITY OR DURATION.

      Response:   Please refer to  the Trust's response to Comment 1  for  the revised disclosure.

      6. PLEASE EXPLAIN WHAT IS MEANT BY "PROVIDING EXPOSURE TO COMMON STOCKS AND FIXED-INCOME SECURITIES ACROSS MULTIPLE SECTORS." IS THE TRUST ONLY INVESTING IN CERTAIN SECTORS? IF SO, PLEASE SPECIFY.

      Response: The above-referenced disclosure refers to the Trust seeking to provide investors with diversification across all market sectors. The Trust does not have criteria as to investing in specific sectors.

Risk Factors
____________

      7. PLEASE CONSIDER DELETING THE FOLLOWING DISCLOSURE FROM THE "LEVERAGE RISK," AS THE TRUST DOES NOT INVEST IN CLOSED-END FUNDS: "LEVERAGE MAY BE STRUCTURAL LEVERAGE, THROUGH BORROWINGS OR THE ISSUANCE OF PREFERRED STOCK ... "

      Response:   The  referenced  disclosure  has   been  removed  from   the
prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon